UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Rusoro Mining Ltd.

B.	This is (check one):

☒ An original filing for the Filer.

☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed

	Name of Registrant	Rusoro Mining Ltd.

	File Number (if known)	333-156117

	Form Type	F-10

	Filed By	Rusoro Mining Ltd.

	Date Filed	December 15, 2008, Filed Concurrently
(if filed concurrently, so indicate)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

Suite 2164 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, BC, V7X 1B1, Canada (604) 632-4044.

E.	The Filer designates and appoints Gersten Savage LLP (“Agent”) located at:

600 Lexington Avenue, 9th Floor, New York, New York 10022, (212) 752-9700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 15, 2008 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, United Kingdom, on December 15, 2008.

RUSORO MINING LTD.

By:	/s/ Andre Agapov
Andre Agapov, Chief Executive Officer

        This statement has been signed by the following person in the capacity indicated on December 15, 2008.

GERSTEN SAVAGE LLP

By:	/s/ John H. Riley
Name: John H. Riley
Title: Partner